October 2, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jenny O’Shanick

Re:	Flux Power Holdings, Inc.
Registration Statement on Form S-3 (File No. 333-274689)
Request for Acceleration
	Requested Date:	October 6, 2023
	Requested Time:	4:30 p.m. Eastern Time

Ladies and Gentlemen:

Flux Power Holdings, Inc. hereby requests that the effective date of its Registration Statement on Form S-3 (File No. 333-274689) be accelerated so that the same will become effective at 4:30 p.m., Eastern Time, on October 6, 2023, or as soon thereafter as practicable.

If you have any questions regarding this request, please call our counsel John P. Yung of Lewis Brisbois at (916) 646-8288.

Very Truly Yours,
Flux Power Holdings, Inc.

/s/ Ronald F. Dutt,
Ronald F. Dutt,
Chief Executive Officer